SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
          RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                          Corvas International, Inc.
            ------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                  221005 10 1
                     ------------------------------------
                                (CUSIP Number)

                                March 19, 2002
                      ----------------------------------
            (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]  Rule 13d-1(b)
     [X  ]  Rule 13d-1(c)
     [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                   ---------------------------

CUSIP No. 221005 10 1                13G                 Page  2 of   11 Pages
                                                              ---    ----
            ------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ziff Asset Management, L.P.
------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ] (b)
------------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY         --------------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 1,423,000
         REPORTING          --------------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                            --------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                1,423,000
------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,423,000
------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            PN
------------------------------------------------------------------------------

                                                   ---------------------------

CUSIP No. 221005 10 1          13G                   Page  3  of  11  Pages
                                                          ---    ----
            ------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PBK Holdings, Inc.
------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ] (b)
------------------------------------------------------------------------------

     3      SEC USE ONLY
------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY         --------------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                 1,423,000
         REPORTING          --------------------------------------------------
          PERSON
           WITH                      7          SOLE DISPOSITIVE POWER
                                                0
                            --------------------------------------------------

                                     8          SHARED DISPOSITIVE POWER
                                                1,423,000
------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,423,000
------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON
            CO
------------------------------------------------------------------------------
                                                 ---------------------------

CUSIP No. 221005 10 1         13G                Page  4  of  11  Pages
                                                      ---    ----
              ----------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Philip B. Korsant
------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [   ]  (a)
              [   ] (b)
------------------------------------------------------------------------------

      3       SEC USE ONLY
------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
           SHARES                                0
        BENEFICIALLY        --------------------------------------------------
          OWNED BY                   6          SHARED VOTING POWER
           EACH                                 1,423,000
         REPORTING          --------------------------------------------------
           PERSON                    7          SOLE DISPOSITIVE POWER
            WITH                                0
                            --------------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                1,423,000
------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,423,000
------------------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES [ ]

------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.2%
------------------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON
              IN
------------------------------------------------------------------------------


Item 1(a).  Name of Issuer.

Corvas International, Inc. ("Corvas")

Item 1(b).  Address of Issuer's Principal Executive Offices.

3030 Science Park Road
San Diego, California  92121

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

(i)      Ziff Asset Management, L.P. ("ZAM")
(ii)     PBK Holdings, Inc. ("PBK")
(iii)    Philip B. Korsant

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Ziff Asset Management, L.P.
283 Greenwich Avenue
Greenwich, CT 06830

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT 06830

Item 2(c).  Citizenship.

See Item 4 of the attached cover pages.

Item 2(d).  Title of Class of Securities.

Common Stock.

Item 2(e).  CUSIP Number.

221005 10 1

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership.

(a) Amount beneficially owned:
         See Item 9 of the attached cover pages.

(b) Percent of class:
         See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

         (i) Sole power to vote or direct the vote:
                  See Item 5 of the attached cover pages.

         (ii) Shared power to vote or direct the vote:
                  See Item 6 of the attached cover pages.

         (iii) Sole power to dispose or to direct the disposition:
                  See Item 7 of the attached cover pages.

         (iv) Shared power to dispose or to direct the disposition:
                  See Item 8 of the attached cover pages.


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Philip B. Korsant shares voting and dispositive power over the shares of Common Stock that he beneficially owns with ZAM, the owner of record of the shares of Common Stock. PBK also shares voting and dispositive power over the shares of Common Stock that it beneficially owns with ZAM.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 21, 2002

                                   ZIFF ASSET MANAGEMENT, L.P.

                                   By:     PBK Holdings, Inc.,
                                           its general partner


                                            By: /s/ Mark A. Beaudoin
                                                -----------------------
                                                 Name: Mark A. Beaudoin
                                                 Title: Treasurer





                                   PBK HOLDINGS, INC.


                                   By:  /s/ Mark A. Beaudoin
                                        ------------------------
                                           Name: Mark A. Beaudoin
                                            Title: Treasurer



                                   /s/ Philip B. Korsant
                                   -------------------------
                                   Name: Philip B. Korsant






                               INDEX TO EXHIBITS

                                                                          Page
EXHIBIT A     Agreement of Reporting Persons                               10

EXHIBIT B     Statement by Ziff Asset Management, L.P.                     11
              disclaiming beneficial ownership of shares held by BVF Investments, L.L.C.


                                   EXHIBIT A


         The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:        March 21, 2002

                                       ZIFF ASSET MANAGEMENT, L.P.

                                       By:      PBK Holdings, Inc.,
                                                its general partner

                                                By: /s/ Mark A. Beaudoin
                                                   ------------------------
                                                     Name: Mark A. Beaudoin
                                                     Title: Treasurer




                                       PBK HOLDINGS, INC.


                                       By:  /s/ Mark A. Beaudoin
                                            --------------------------
                                              Name: Mark A. Beaudoin
                                                Title: Treasurer




                                       /s/ Philip B. Korsant
                                       -------------------------
                                       Name: Philip B. Korsant



                                   EXHIBIT B


         Ziff Asset Management, L.P. ("ZAM"), a Delaware limited partnership, disclaims beneficial ownership of the shares of Common Stock of Corvas International, Inc. beneficially owned by BVF Investments, L.L.C., a Delaware limited liability company, in which ZAM is the sole investor and majority owner, because ZAM has no control of the voting or disposition of the shares.



                                       ZIFF ASSET MANAGEMENT, L.P.

                                       By:      PBK Holdings, Inc.,
                                                its general partner


                                                By: /s/ Mark A. Beaudoin
                                                    ------------------------
                                                      Name: Mark A. Beaudoin
                                                      Title: Treasurer